                                                              Page 1 of 10 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ELITE INFORMATION GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)



                                     28659M
                                 (CUSIP Number)


                                 Steven O. Todd
                          10800 Sikes Place, Suite 300
                         Charlotte, North Carolina 28277
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                      This statement contains 10 pages. The
                          exhibit index is on page 10.

                                 SCHEDULE 13D/A

----------------                                              ------------------
CUSIP NO. 28659M                                              PAGE 2 OF 10 PAGES
----------------                                              ------------------

--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PAR Investment Partners, L.P.
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)

                                                                            [ ]
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Delaware
--------------------------------------------------------------------------------
NUMBER OF              7          SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH                       1,220,300
                       ---------------------------------------------------------
                       8          SHARED VOTING POWER

                                  None
                       ---------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                  1,220,300
                       ---------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,220,300 shares of Common Stock
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13.0%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------


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                                 SCHEDULE 13D/A

----------------                                              ------------------
CUSIP NO. 28659M                                              PAGE 3 OF 10 PAGES
----------------                                              ------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PAR Group, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(3)
                                                                            [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH                      1,220,300
                       ---------------------------------------------------------
                       8         SHARED VOTING POWER

                                 0
                       ---------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 1,220,300
                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,220,300 shares of Common Stock
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

----------------                                              ------------------
CUSIP NO. 28659M                                              PAGE 4 OF 10 PAGES
----------------                                              ------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PAR Capital Management, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)

                                                                            [ ]
-------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH                      1,220,300
                       ---------------------------------------------------------
                       8         SHARED VOTING POWER

                                 0
                       ---------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER

                                 1,220,300
                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,220,300 shares of Common Stock
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------


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                                                              Page 5 of 10 pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D/A (this "Statement") is filed with respect to shares of Common Stock, $.01 par value per share ("Common Stock"), of Elite Information Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5100 Goldleaf Circle, Suite 100, Los Angeles, CA 90056.

Item 2.  Identity and Background.

         (a),(b), and (c). The persons filing this Statement are PAR Investment Partners, L.P. ("PIP"), PAR Group, Inc., L.P. ("PAR Group"), and PAR Capital Management, Inc. ("PAR Capital").

         PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

         The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

         The sole general partner of PAR Group is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

         Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur
G. Epker, III is Suite 1600, One Financial Center, Boston, MA 02111.

         (d) and (e). During the last five years, PIP, PAR Group and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         During the last five years, Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


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                                                              Page 6 of 10 pages


         (f) Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III are all citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Schedule 13D to which this Schedule 13D/A relates was necessitated by the execution on December 14, 1999 by the Filing Persons of a Stockholders Agreement (described in Item 4). This amendment notes the termination of the Stockholders Agreement. Accordingly, this item is inapplicable.

Item 4.  Purpose of Transaction.

         On December 14, 1999, the Issuer, Solution 6 Holdings, Limited, a New South Wales, Australia corporation ("Solution 6") and EIG Acquisition Group, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Solution 6 ("Purchaser"), entered into an Agreement and Plan of Merger providing for the making of a cash tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price per share of $11.00 (the "Offer Price"), and for the merger of Issuer and Purchaser (the "Merger Agreement"). To induce Solution 6 and Purchaser to enter into the Merger Agreement, on December 14, 1999, PIP, PAR Group and PAR Capital (collectively, the "Filing Persons") entered into a Stockholders Agreement (the "Stockholders Agreement") with Solution 6, Purchaser, and certain other stockholders of Issuer.

         Effective May 10, 2000, pursuant to Section 9.1(d)(i) of the Merger Agreement, the Issuer terminated the Merger Agreement. Pursuant to Section 8 of the Stockholders Agreement, the Stockholders Agreement terminated automatically upon termination of the Merger Agreement. Therefore, the shares of Common Stock of the Filing Persons are no longer subject to the Stockholders Agreement.

         None of the Filing Persons has any present plan or proposal that relates to or that could result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;


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                                                              Page 7 of 10 pages


         (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 1,220,300 shares of Common Stock of the Issuer, representing approximately 13% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of Issuer believed to be outstanding as of May 5, 2000 is 9,415,473. The total amount of funds used in purchasing the 1,220,300 shares of Common Stock was $10,760,262.20.

                  To the best of knowledge of PIP, PAR Group, and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

         (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 1,220,300 shares of Common Stock of the Issuer.

         (c) The information set forth in Item 4 is incorporated by reference herein.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         1. The Power of Attorney of PAR Investment Partners, L.P., PAR Group, L.P., and PAR Capital Management, Inc. dated December 17, 1999, with respect to the execution of this Statement is filed as Exhibit 1 hereto.


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                                                              Page 8 of 10 pages

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000


                                       PAR INVESTMENT PARTNERS, L.P.
                                       By:  PAR GROUP, L.P., its general partner
                                       By:  PAR CAPITAL MANAGEMENT, INC,
                                            its general partner


                                       /s/ Arthur G. Epker III
                                       -----------------------------------------
                                       Arthur G. Epker, III, Vice President
                                       By Steven O. Todd, Attorney-in-Fact



                                       PAR GROUP, L.P.
                                       By:  PAR CAPITAL MANAGEMENT, INC.
                                            its general partner


                                       /s/ Arthur G. Epker III
                                       -----------------------------------------
                                       Arthur G. Epker, III, Vice President
                                       By Steven O. Todd, Attorney-in-Fact



                                       PAR CAPITAL MANAGEMENT, INC.


                                       /s/ Arthur G. Epker III
                                       -----------------------------------------
                                       Arthur G. Epker, III, Vice President
                                       By Steven O. Todd, Attorney-in-Fact



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                                                              Page 9 of 10 pages

                                  EXHIBIT INDEX
                                                                  Sequentially-
Exhibit No.                          Exhibit                      Numbered Page
-----------                          -------                      -------------
     1                Power of Attorney of PAR Investment              10
                      Partners, L.P., PAR Group, L.P., and
                      PAR Capital Management, Inc. dated
                      December 17, 1999